02033091

0-28504

P.E 5-6-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-6 OF THE SECURITIES EXCHANGE ACT OF 1934

TRANZ RAIL HOLDINGS LIMITED
(REGISTRANT'S NAME AS SPECIFIED IN ITS CHARTER)

**LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND**
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓

	Page
Media Release dated 3 May, 2002, *Tranz Rail Holdings Limited to Delist from NASDAQ*	2

CRGH

TRANZ RAIL

For Immediate Release
3 May, 2002

TRANZ RAIL HOLDINGS LIMITED TO DELIST FROM NASDAQ

Auckland, New Zealand - - Tranz Rail Holdings Limited [NZSE : TRH] [NASDAQ : TNZR]

Tranz Rail Holdings Limited today announced that it intends to terminate its American Depositary Receipt (ADR) programme in approximately 90 days and at the same time de-list from NASDAQ.

The decision to de-list follows considerable recent change to Tranz Rail's shareholding with almost 70% held in New Zealand with a further 16% held by Australian institutions.

With the primary market for Tranz Rail shares now on the New Zealand Stock Exchange there has been a resultant shift from trading on the US NASDAQ market.

NASDAQ held ADRs reached a high of 12 million (36 million ordinary share equivalents or 29% of total shares outstanding at the time) on issue at their peak in June 1997 but have dropped to around 2.1 million ADRs (6.3 million ordinary shares equivalent or 5% of total shares outstanding) on issue in March 2002.

As a result liquidity of the Tranz Rail ADRs market has also fallen substantially from an average of around 1.2 million ADRs trading per month in 1997 to less than 45,000 per month in the most recent twelve month period.

Wayne Collins, Chief Financial Officer of Tranz Rail said "The size of the United States holdings no longer justify the expense of maintaining a public market in the US. Tranz Rail appreciates the support of its ADR holders and expects they understand the business rationale for the steps being taken."

Mr Collins went on to say: "Tranz Rail is again largely a New Zealand company and its current shareholding reflects this."

In connection with termination of the ADR program, Tranz Rail will be terminating its listing on NASDAQ, effective shortly before the effective date of the ADR termination. Until termination of the NASDAQ listing, holders of ADRs may sell their ADRs through their brokers.

ADR holders who wish to keep their Tranz Rail positions may convert their ADRs to ordinary shares by following the procedures set out in the Bank of New York notice of termination. The principal market for the ordinary shares is the NZSE, and any dividends on the ordinary shares (currently suspended) will be payable in NZ dollars.

Media Inquiries to:

Alan McDonald
Media Spokesman

0274 313 920

Tranz Rail

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
E-mail: mbloomer@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Mark A L Bloomer
Executive Manager and
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TRANZ RAIL HOLDINGS LIMITED
(Registrant)

By: ______________________
MARK A.L. BLOOMER,
Executive Manager and Chief
Financial Officer

Date: 3 May 2002